

MAIL STOP 3561

May 10, 2007

Robert J. Hanks
Chief Executive Officer
Harbor Acquisition Corporation
One Boston Place, Suite 3630
Boston, Massachusetts 02108

RE: Harbor Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Amendment 2 Filed April 12, 2007
File No. 001-32688

Dear Mr. Hanks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response and amended disclosure with respect to comment two from our letter of March 21, 2006. Please revise to identify and clarify the dates, parties and substance of conversations regarding Mr. Cady's first activities as a member of the

"management team," including the initial contact and communication with respect to his possible involvement with HAC as an advisor or in any manner. We also note that you disclose on page 46 that "Mr. Cady is an experienced executive and investor with whom Mr. Hanks has been personally acquainted for more than 30 years."

With a view to disclosure, tell us if there are any entities in which any officer or director of HAC holds a financial interest and in which Mr. Cady also holds a financial interest.

2. In connection with the preceding comment, please disclose in both your "Q&A" section and "Background of the Acquisition" section all connections, affiliations, relationships between each member of your special committee and each officer, director and special advisor of HAC.

3. We note your response to comment six from our letter of March 21, 2007. Please explain for us what, if any, circumstances have changed since the filing of the amended Form S-1, which stated that shareholders electing conversion would be required to hold their shares through the consummation of the transaction. Please explain how these additional steps to conversion are consistent with the disclosure set forth in the Form S-1. If you conclude that they are not, please disclose the potential consequences, including any liabilities, to the company and its stockholders.

4. It appears that HAC would be able to verify ownership and match votes with shareholders claiming conversion rights if shareholders were required to hold their shares until consummation, although the timeline for consummation may be different than under the newly proposed conversion terms. Please tell us how many days, if any, would be added to the timeline under the structure described in the Form S-1. We may have further comment.

5. We note your response to comment seven from our letter of March 21, 2007. Please revise your disclosure to clarify what you consider to be a "minor amount" for processing the withdrawal of the shares from street name. Additionally, please provide the basis for such characterization in light of the price paid per unit in HAC's IPO. Also, explain if such cost could be incurred even though shareholders ultimately do not need to convert shares because, for example, the transaction is not approved.

6. We note your response to comment eight from our letter of March 21, 2007. Please identify on page 79 the officers and categories of other employees currently anticipated to receive the shares.

7. It appears from the second risk factor on page 27 and the second Q&A on page nine that you will proceed if 19.9% of shareholders elect to convert, and that the Bank of America loan commitment would be necessary to pay for conversions if more than a certain amount of shareholders elect to convert. Please revise the Q&A and risk factor to quantify the minimum number of shares to be converted that would require use of funds from the loan commitment. Also, please revise Management's Discussion and Analysis to address the availability of funds for operations assuming 19.9% conversions.

8. We note your response to comment 11 from our letter of March 21, 2007. Please revise the last Q&A on page two and where appropriate, including the last paragraphs on pages 17 and 26, to disclose that the trust funds are insufficient for the proposed acquisition, and that the transaction could not be consummated without funds you anticipate receiving after final negotiations of the commitment letter you received from the Bank of America.

9. We note your response to comment 13 from our letter of March 21, 2007. Please revise the first paragraph after the list of four proposals on the cover page, the last Q&A on page two, the last paragraph on page 15 and where appropriate to include a short introductory sentence quantifying the amount up to which you will pay for Elmet. Currently these paragraphs contain lengthy sentences, transaction details, assumptions and parenthetical phrases that make it difficult to ascertain the purchase price. A brief description of the factors affecting changes to the purchase price should follow, with the details of such factors appearing in the appropriate section of the back of the document.

10. We note your response to comment 14 from our letter of March 21, 2007 and the statement that "Mr. Jensen and Elmet's stockholders other than the institutional stockholders were not, at that point in time, prepared to sell the company." Please revise the Background discussion to address the reason(s) why such persons were not prepared to sell the company in September 2005 but were prepared to do so one month later, including any circumstances that changed from September to October.

Cover Page

11. Please revise the first two paragraphs after the list of proposals to clearly present the information by deleting or moving details to the appropriate section in the body of the proxy statement. Currently the lengthy sentences, embedded lists, details of state law issues and six parenthetical phrases in the first four sentences are difficult to follow. Also, you create the defined term for "Base Working Capital" when this is presented on pages 2 and 16 before being explained in detail on page 81. Revise accordingly.

12. Please revise to briefly summarize the conflicts of interest, including the relationships between HAC officers and directors to Elmet, their participation in the management buyout of Elmet, and the return on their 2004 investment to date and as would result from the proposed transaction.

13. Please revise to quantify the 2004 purchase price for Elmet and the valuation as of the September 2005 recapitalization.

14. Please revise to disclose that for the acquisition to be completed, HAC must obtain the purchase price in excess of the trust assets, quantifying such amount, from a Bank of America commitment letter to be fully negotiated prior to closing.

Questions and Answers About the Proposals, page 1

15. Please revise to clearly present the information and avoid unnecessary details and repetition. For example, the last paragraph on page one, the bullet points on page two, and the first four paragraphs on page three repeat details from the back of the document that are not necessary to answer the question presented.

16. Some of the detailed answers provide information that is not important to an answer to the question presented. For example, details of Elmet's operations and products such as a diode's conversion of electrical signals from AC to DC on pages one and two are unnecessary to answer why you propose to acquire Elmet; details regarding the contingent payment within ten business days after the completion of the audit on page three are unnecessary to answer what you will pay for Elmet; and details of Elmet's decision to seek a strategic partner on page six are unnecessary to answer the question regarding the relationship between Elmet and HAC officers and directors.

17. Please revise the question in the last Q&A on page four to delete the reference to how the board of directors addressed potential conflicts. It appears that you present that Q&A on page six.

18. Please revise the last Q&A on page six to quantify Elmet's total debt and the amount coming due within the next three years. You state that the EBITDA analysis was given "particular emphasis." Your revised disclosure should briefly address whether and how the board considered Elmet's debt in connection with determining the fairness of the purchase price.

19. We note the references to letters and facsimiles on page 11. Please confirm that you will file on the date of first use all soliciting materials. See Sections 14a-6 and 14a-12, and Item 4(b)(2) of Schedule 14A.

20. We note the added disclosure on page five that "In October 2005, Elmet's board of directors believed that the time might then be right to <u>begin</u> the process of exploring strategic alternatives." Please reconcile this statement with the disclosure on page 48, where you state that "certain members of [the HAC] management team had general discussions with Elmet's management over the last two years regarding various strategic alternatives available to Elmet and its stockholders."

21. In this regard, we note your response to comment 14 and disclosure on page five that the recapitalization provided liquidity and capital. We also note that, following the recapitalization, management decided to pursue strategic alternatives that would provide "additional" capital and "further" liquidity. Revise to elaborate on why Elmet sought additional capital and further liquidity within days of a transaction that provided both. See prior comment 14.

22. We note the added disclosure on page five that Elmet's board determined in January and February 2006 to explore a recapitalization or sale of Elmet. Please specifically name each member of the Elmet board and each member of the Elmet board that participated in the determination.

23. We note your response to comment 15 from our letter of March 21, 2007. Please revise your summary section and the section entitled "Fairness Opinion and Approval of the Acquisition" on page 54 to disclose both the amount that Mr. Jensen paid for his ownership interest as well as the amount he will receive if the acquisition is completed.

24. We note your response to comment 18 and the statement that neither Elmet nor HAC is a party to any letter of intent or definitive agreement with respect to any business combination. We also note the statement that you have made it clear to relevant parties that negotiations regarding a transaction will not be pursued "unless and until Harbor's proposed acquisition of Elmet is successfully completed." Please revise to disclose whether or not Elmet or HAC has entered into any preliminary or informal agreement, contingent offer or other arrangement to pursue a business transaction subject to completion of the acquisition of Elmet. We may have further comment.

25. We note your response to comment 19 from our letter of March 21, 2007 and the added disclosure on page five with respect to the additional "profits interest" held by your five officers and directors if the acquisition of Elmet is consummated. Please revise this Q&A to summarize the specific performance criteria to which you refer. With a view to disclosure, tell us when they were established. Revise the Background discussion to disclose the role that they played in your officers' and directors' decision to pursue and structure the transaction with Elmet.

26. Your revised disclosure should clarify the mechanism established to award your officers and directors under the performance criteria. For example, it is unclear if the mechanism, when triggered by the performance criteria, would attribute a greater proportion of the same amount to the officers and directors, or, if both the funds and the officers and directors would receive greater amounts of cash and shares.

27. Please revise Q&A seven through nine to first answer the question with "Yes," or "No," followed by the narrative answer.

Summary of the Proxy Statement, page 11
Interests of Our Directors and Officers in the Acquisition, page 19

28. We note your response to comment 23 from our letter of March 21, 2007, revised disclosure on pages 20, 28 and 74, and the reference on page 47 to a "further, and perhaps final, return on their investment." Please revise your disclosure to clarify the return on investment in percentage terms. Please revise the locations in which you disclosed the aggregate consideration to be paid to also include the return on investment in percentage terms for each party, including Mr. Jensen. Similarly revise the Q&A on page five to quantify the return on investment to date and as would result from the proposed transaction.

29. In this regard, revise the third Q&A on page four to quantify the return on investment.

Risk Factors, page 26

30. Please revise the first risk factor on page 31 to address the increase of over 200% for raw materials as described on page 121, and quantify the amount of revenues attributable to fixed price contracts as stated in response to comment 57.

Background of the Acquisition, page 45

31. We note your added disclosure on page 46 that "We have not paid Mr. Cady any fees for his services as an advisor between May 11 and August 2, 2006 or as a director of Harbor since August 2006, but we have reimbursed him for the out-of-pocket travel and other expenses he incurred on our behalf." In this location, please quantify the financial interest Mr. Cady has at stake in the proposed transaction with Elmet.

32. We note the added disclosure on page 47 with respect to how you feel Elmet has changed its character since the 2004 management buyout in which five of your directors participated or invested, including your use of the terms "expanded opportunities," "improved financial performance," and "improved cash flow and EBITDA." Throughout this section, please provide the basis for all comparative and subjective assertions.

33. We note the disclosure on page 47 that "On April 19, 2006, Bigelow made a presentation to the Elmet board regarding its process for identifying potential investors or buyers which might want to participate in a recapitalization or sale transaction involving Elmet." In this same location, please disclose whether any HAC officers, directors, or special advisors were present at such meeting and, if so, which ones.

34. In connection with the preceding comment, we note the disclosure on page 49 that Messrs. Hanks and Fitzpatrick were involved in the process of interviewing potential Elmet advisors, including Bigelow, on February 14 and 15, 2006. Please elaborate on the participation of HAC officers and directors in the process of hiring an investment advisor and disclose the identity of any other HAC officer, director or advisor that was involved in the process of interviewing potential Elmet advisors in any manner.

35. Also with respect to the February 2006 meetings, revise to describe any discussions regarding the possibility of a combination between Elmet and entities affiliated with it.

36. We note the disclosure on page 48 that "at the time of Elmet's management buyout effective January 1, 2004, neither Mr. Hanks nor any other person who is currently a Harbor director or officer had participated in any discussions regarding, nor was aware of, any plans to establish Harbor." In this location, please disclose the date of first communication between any HAC person or advisor regarding its formation.

37. In connection with the preceding comment, we note the disclosure on page 49 that "These discussions did not involve a business combination with us and were not material to us." In this location, please elaborate on how the discussions involved or affected HAC and its officers, directors and advisors.

38. We note the disclosure beginning on the bottom of page 50 that "In view of this deadline, Mr. Hanks determined that it would be prudent for us to obtain a preliminary evaluation of Elmet by the disinterested members of our management team to determine whether the proposed acquisition of Elmet was in their view worth pursuing." Please revise to address the factors underlying Mr. Hanks' determination and explain why this did not occur earlier, assuming the factors were in existence prior to May 11, 2006.

39. Please revise to address the extent to which information communicated by Elmet or Bigelow in connection with the proposed transaction was already known to Mr. Hanks or other HAC officers, directors and advisors at the time of the communication. For example, we note the statement in the last paragraph on page 50 that officers of Bigelow communicated to Mr. Hanks on May 4 the proposed timeline to complete the acquisition. It is unclear why Mr. Hanks and others at HAC would not have already known the timeline for Elmet's proposed acquisition, as Messrs. Hanks, Dullum, and Fitzpatrick attended Elmet board meetings as investors and, in the case of Mr. Hanks, as a director; the same persons received Elmet materials; and Messrs. Hanks and Fitzpatrick apparently in connection with their relationships to Elmet had participated in the interviews of potential investment bankers, including Bigelow. As another example, you state on page 51 that Bigelow informed HAC on June 9, 2006 that Elmet had selected HAC "to advance to the next round." As Mr. Hanks was an Elmet director on June 9, and the Elmet board did not create a special committee until June 15, it is unclear why Mr. Hanks would not have known about Elmet's decision prior to the communication from Bigelow. Please revise to clarify accordingly.

40. We note the disclosure on page 51 that "On June 5, 2006, Mr. Hanks and Mr. Durkin had a meeting with Mr. Jensen in Portland, Maine at the offices of Elmet's accounting firm to discuss the benefits and disadvantages of a possible transaction with a publicly-traded special purpose acquisition company." Please revise to discuss the advice that the accounting firm gave, if any.

41. With respect to the decision to select HAC "to advance to the next round," please disclose the identity of any HAC officer, director, and special advisor involved in the decision.

42. We note the disclosure on page 52 relating to Knute Albrecht, whose investment vehicle is "not affiliated with any of our directors or officers." However, we also note that Section 1.9 of the Merger Agreement appoints Mr. Albrecht to be the representative of the private equity funds in which five of HAC's officers and directors are partners. Please clarify your use of the phrase "not affiliated" in light of Mr. Albrecht's representation of HAC officers' and directors' interests. Additionally, in this location, please disclose when the decision to appoint Mr. Albrecht as the representative of such funds was made. Finally, please disclose the conflicts which may have resulted from Mr. Albrecht's role in the transaction.

43. We reissue comment 30 from our letter of March 21, 2007. Please revise to address the extent to which Mr. Hanks and any of the "certain members of" your management had discussions among themselves regarding the possibility of a transaction between HAC and Elmet. In light of your response to comment two from our letter of March 21, 2007 and your reference to management team "broadly defined," please clarify all parties for which you are providing disclosure. See also comment 29 from our letter of March 21, 2007.

   In this regard, please revise to address discussions and other communications occurring prior to the closing of your initial public offering on May 1, 2006. We note that HAC's existence precedes the closing of the offering, and precedes the filing of the initial S-1 in June 2005. Revise the last sentences of the first full paragraphs on pages 49 and 50 consistent with this comment.

44. In connection with the preceding comment, it is unclear whether or not other representatives of Elmet's institutional investors had discussions with members of Harbor's management, representatives, or advisors with respect to a possible business combination with Elmet. We note the reference to "other representatives of Elmet's institutional investors" attending board meetings on page 49. Please clarify with respect to any formal or informal communications between Harbor's management, representatives, or advisors and any other party relating to the possibility of a business combination with Elmet prior to May 4, 2006.

45. In response to comment 31 from our letter of March 21, 2007 you describe new disclosure regarding contacts between Elmet and members of HAC's management prior to May 1, 2006. You state that management's contacts were made in their capacities as a director or as representatives of Elmet stockholders. We note that at the time of these contacts with Elmet the individuals were involved as officers and directors in the formation of a SPAC; the initial Form S-1, amendments to the S-1; and the offering and closing of the offering for the SPAC. If these individuals did not raise HAC as a possible

strategic partner during the meetings and contacts associated with Elmet, explain why they did not at that time, but decided later that Elmet would be a good target.

46. We note your response to comment 32 from our letter of March 21, 2007 and the single sentence added to the first full paragraph on page 50. Please revise to identify the persons instead of referring to "and/or other members of Elmet's board" and disclose when such discussions occurred. Additionally, clarify your use of the phrase "likely make sense" in the newly-added disclosure.

    Please summarize the substance of the conversation and detail whether any reference was made to the discussions referenced above or the pre-existing relationships between Harbor's officers/directors and Elmet.

47. We note your response to comment 34 from our letter of March 21, 2007 and the disclosure added to page 50. Please revise to address the content of any other conversations between Mr. Hanks and the individuals he asked to evaluate Elmet as a possible acquisition target, including but not limited to the May 11 and 12, 2006 conversations. For example, explain what information or advice Mr. Hanks offered regarding Elmet given his position as an investor and member of the board.

48. We note the disclosure on page 50 regarding the May 11 and 12, 2006 meeting where "members of our management team disclosed their affiliations with any of the proposed acquisition candidates we discussed." Please identify each member of your management team to have made such representations and disclose the proposed acquisition candidates associated with each such member of your management team.

49. We note your response to comment 36 from our letter of March 21, 2007. Please provide us with Elmet's shareholder list reflecting percentage ownership.

50. We note your response to comment 38 from our letter of March 21, 2007. Please revise to identify the individuals and summarize the substance of conversations regarding the preliminary assessment of Elmet, regardless of whether the individual participated as an advisor, liaison or in his capacity as an investor in Elmet. Tell us if written materials were provided in this meeting or subsequent meetings or communications.

51. We note your response to prior comment 39. Revise the second to last paragraph on page 53 to quantify the "increase in valuation." Similarly revise the last paragraph on page 53 to summarize the terms and discussions instead of stating that the parties "agreed

to certain terms and disagreed with others." Also, quantify the "revised bid" in the first paragraph on page 54 and identify the "various negotiation issues" and "certain terms." Vague references to "certain" terms and revised bids do not provide shareholders with an understanding of how, when and why the terms of the proposed transaction changed during negotiations.

52. We note your response to comment 40 from our letter of March 21, 2007 and the revised disclosure on page 54. Please revise to clarify why Mr. Hanks believed it would be inappropriate for him to remain on Elmet's board.

53. Please revise the last paragraph on page 54 to address the extent to which Mr. Hanks, in his capacity as a director of Elmet or otherwise, participated in negotiations or Elmet's internal communications regarding HAC's offer.

Factors Considered by Our Board of Directors, page 55
Purchase Price for Elmet, page 58

54. We note your response to comments 5 and 52 of our letter dated March 21, 2007. It appears that Elmet's goodwill created by the January 2004 buyout was approximately $1.5 million, and that the proposed transaction would create goodwill of approximately $100 million. Please revise to address in qualitative and quantitative terms the factors that management considered as supporting an increase in intangible value of approximately $100 million.

55. Please revise to address the comparability of EBITDA between Elmet and the companies whose EBITDA is used in the fairness analyses. To the extent EBITDA is computed using significant variations among the companies, it appears that you should highlight these limitations here and in risk factors. The statement on page 62 that Elmet's EBITDA "may be different than EBITDA as calculated by other businesses" does not adequately present the issue or explain the limitations of using such a non-GAAP financial number. Your risk factor should contrast the EBITDA figures and projections with Elmet's GAAP net income and long term debt.

56. We refer you to comment 46 from our letter of March 21, 2007. Please revise:

- To explain how Elmet was valued at approximately $90 million in September 2005. It appears that the distributions to investors in connection with the recapitalization effected a net loss of Elmet assets. It is unclear how Elmet increased in value by approximately $60 million from 2004 to 2005 when stockholders' equity decreased during the same period from a positive balance of over $4 million to a deficit of over $9.6 million.

- To identify the principal factors that resulted in the change in value from the time of the management buyout to the recapitalization. Where possible, please describe in quantitative terms each principal factor.
- To explain how the assessment of Elmet's net value at the time of the recapitalization takes into account the company's short and long term debt, which appears to have doubled at the time of the recapitalization.
- To address if and how projections, intangible assets or subjective assessments account for a significant portion of the approximately $60 million increase in Elmet's net value between 2004 and just prior to and after the recapitalization.

Please revise accordingly and provide background information and details underlying your valuations in the response letter.

Fairness Opinion, page 65

57. We note your response to comment 47 and reissue the comment in part. It is still unclear what assumptions support some of the valuations. For example, it is unclear how the tabular information supplied under the publicly traded guideline company method equates to the specific valuation of between $144.8 million and $159.1 million disclosed on page C-15. Also, it is unclear what assumptions factored into the decision to discount multiples by 10% (as opposed to 5%, 50% or another amount) to account for Elmet's smaller size, higher leverage, and lower liquidity. Please revise accordingly.

58. It appears from page C-20 that Houlihan's 80% valuation assumes that Elmet's assets include funds from the HAC trust. Please identify the assumptions used in the valuation and explain their bases. We may have further comment.

59. We note your response to comment 48. Please revise the first full paragraph on page 66 to provide all of the applicable representations listed in Section II.D.1 of the November 14, 2000 Current Issues Outline.

60. With a view to disclosure, tell us the principal assumptions, including those regarding the trust and debt and debt repayment, used to formulate the financial projections that Houlihan used in providing its opinion.

61. We note the statement contained in the supplement to Annex C that "Houlihan did not consider any asset-based approaches." Please address the reasons for this in your discussion of the fairness opinion beginning on page 54.

62. Similarly revise Background to address the valuation of the combined entity's intangible assets as presented in your response to comment 65. We may have further comment.

63. We note your response to comment 54 and the statement that Elmet made available audited financial statements. As audited financial statements would have been required regardless of the acquisition target, it is unclear how Elmet satisfies this objective any more than any other target considered by HAC. Please revise to explain the significance of this objective.

64. Please revise the last paragraph on page 67 to identify in quantitative and qualitative terms the specific factors referenced by the "significant changes" that occurred to Elmet's business. For example, it is unclear what the change was to Elmet's revenues and line of business, and how such factors affected Houlihan's assessment.

<u>Unaudited Pro Forma Condensed Consolidated Financial Statements, page 91</u>

65. We note your response to our prior comment 52. We believe that situations in which it is appropriate to allocate all (or substantially all) of the purchase price to goodwill are rare. Describe the factors contributing to a purchase price resulting in recognition of goodwill.

66. In pro forma adjustment (b) on page 96, you state the cash purchase price to be paid for Elmet is $108,854,000. This is the same amount that was discussed throughout your previous two proxy statements and also on page 77 of this document. However, on page 2 of this document, you have revised to state you will pay $111.1 million in cash for Elmet. Please revise to provide consistent information throughout the document and revise the pro forma financial statements as needed.

67. On page 96, you report $256,000 as additional transaction costs in pro forma adjustment (a) and $594,000 as Harbor additional transaction costs in pro forma adjustment (b). Please reconcile these amounts and revise the pro forma adjustments as needed.

Directors and Executive Officers, page 137

68. We reissue prior comment 63 in part. You do not provide the disclosure requested by Item 402(b). Also, disclosure should be provided for directors such as Messrs. Cady and Fitzpatrick even though they are not anticipated to be continuing as officers or directors.

69. Please address the incentive-related stock awards contemplated by the rollover shares as discussed in response to comment eight of our letter of March 21, 2007.

Independent Auditors' Report, page F-2

70. In response to prior comment 64, you state, "Elmet's auditors already had the information and simply restated the financial statements to adopt SFAS 150 a year earlier than when it was originally adopted." Please clarify what you mean by "restated" in this context and explain the role of the audit firm in the preparation of Elmet's financial statements and the specific services they provided with respect to the revision.

71. Furthermore, it is not clear why additional audit procedures would not have been required after the revision of the financial statements. We note the 2004 financial statements were revised subsequent to their inclusion in the amendment filed on December 22, 2006. However, the audit report is dated December 12, 2006. Please provide additional explanation of the facts and refer to the specific auditing standard that supports your position.

Note 11 – Capital Stock and Warrants, page F-15

72. We note your response to our prior comment 65. Please tell us why the "calculated equity value" of $5.0 million is an appropriate valuation of Elmet and was calculated in accordance with one of the three methods discussed in the AICPA Practice Aid. Tell us which of the three approaches was used to determine the enterprise value. It does not appear that utilizing an asset based approach valuation would be appropriate for Elmet since it was an established company at the time the 11,872,000 shares of common stock were issued. With respect to our prior comment 66, if it is determined that the value of the 11,872,000 shares of common stock should be restated, please review your classification for the debit side of the journal entry.

Note 13 – Commitments and Contingencies, page F-18

73. We note your response to our prior comment 71 describing the mercury, PCBs, molybdenum and tungsten exposures found as of January 1, 2004. Please tell us whether you performed any analyses to determine whether you contributed to these exposures or any other environmental conditions subsequent to January 1, 2004. Revise your footnotes accordingly.

Report of Independent Registered Public Accounting Firm, page F-38

74. The statement of operations reports on the periods from June 20, 2005 (inception) to December 31, 2005 and 2006. However, the audit report makes reference to an inception date of June 10, 2005. Accordingly, please revise either the audit report or statement of operations. Also, please make the appropriate changes to your Form 10-K.

Statement of Stockholders' Equity, page F-41

75. This statement appears to state the activity during the twelve months ending December 31, 2006 is "Unaudited." Since the audit report scope appears to include activity for this period, please explain to us why the statement of stockholders' equity appears to state this information is not audited. Also, please make the appropriate changes to your Form 10-K.

Annexes

76. Please include as an appendix Schedule A-2 to the purchase agreement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or James Lopez, who supervised the review of your filing, at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: John D. Chambliss (by facsimile)
        fax: 617-305-3160